SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2004




                               CP SHIPS LIMITED

   ________________________________________________________________________

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ________________________________________________________________________

                   (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                Form 40-F   X
                  -----                      --

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes        No   X
            -----       --

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CP SHIPS LIMITED
                                             (Registrant)

Date:  2 April 2004

                                     By:   /s/ John K. Irving
                                           -------------------------
                                           Name: John K. Irving
                                           Title:  Vice President, General
                                                   Counsel & Secretary



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

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

   10.1     Press Release of CP Ships Limited "CP SHIPS                    4
            CLOSES ON ACQUISITION ON ROE LOGISTICS", dated 2 April 2004




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


                                                               Exhibit 10.1

                CP SHIPS CLOSES ON ACQUISITION ON ROE LOGISTICS

London, UK (2nd April 2004) - CP Ships Limited, one of the world's leading container shipping companies, has closed on its acquisition of Montreal-based ROE Logistics, first announced on 23rd March 2004.


The acquisition of ROE is part of CP Ships' plan to selectively develop logistics services as a way of leveraging strong regional positions and adding value to core container services.


ROE is a family-owned business founded in 1979 and has offices in Montreal, Toronto, Calgary and Vancouver with gross revenues (excluding customs duty and tax) of US$ 27 million. It specializes in providing a range of freight forwarding, customs brokerage, logistics, warehousing and distribution services. Robert Elvidge, founder and current owner, will remain as CEO.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 22 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 80 ships and 443,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns ROE Logistics and Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol TEU and is in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

Forward Looking Statements: Except for historical information, the statements made in this press release may constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with The Toronto Stock Exchange and the US Securities and Exchange Commission, which are incorporated by reference.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254



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

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or

                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660




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